UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that the Board of Directors of the Company, at its meeting held on July 26, 2021, have considered, and approved the following:

1.	Sale of shares held by the Company in two of its wholly-owned subsidiaries and subsequent amalgamation of some of the subsidiaries under Sections 230-232 of the Companies Act, 2013.

The Board has approved the sale of the equity holding of the Company in its non-material wholly-owned subsidiaries, namely, Sterlite Ports Limited (SPL) and Paradip Multi Cargo Berth Private Limited (PMCB), to Sesa Resources Limited (SRL), which is also a wholly-owned subsidiary of the Company, as a part of its consolidation activity of certain entities. Pursuant to execution of the Share Purchase Agreement and transfer of equity shares, SPL and PMCB would cease to be direct subsidiaries of the Vedanta and would become step-down subsidiaries. SPL has two wholly-owned subsidiaries, viz, Maritime Ventures Private Ltd (MVPL), and Goa Sea Port Private Limited (GSPPL). Subsequent to the sale of shares of SPL and PMCB by VEDL to SRL; SPL, PMCB, MVPL and GSPPL will be amalgamated with Sesa Mining Corporation Limited (SMCL) which is a step down subsidiary of Vedanta Limited. The scheme for amalgamation shall be subject to approval of the National Company Law Tribunal (Tamil Nadu and Bombay (Goa Bench)).

The disclosures required under Regulation 30 of the Listing Regulations read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 09, 2015, are enclosed herewith as Annexure-A1 and A2 for the sale of shares and amalgamation respectively. – Exhibit 99.1

2.	Acquisition of 26% of equity shares of Facor Power Limited (FPL) and subsequent amalgamation of FPL with Ferro Alloys Corporation Limited (FACOR) under Sections 230-232 of the Companies Act, 2013

The Board has approved the amalgamation of Facor Power Limited (FPL), subsidiary of Ferro Alloys Corporation Limited (FACOR), with FACOR which is a wholly-owned subsidiary of the Company. Pursuant to the amalgamation, FACOR would be the only resultant entity. It is further proposed that the Company will be acquiring 26% equity of FPL from FACOR.

The disclosures required under Regulation 30 of the Listing Regulations read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 09, 2015, are enclosed herewith as Annexure-B1 and B2 for amalgamation and acquisition of shares respectively. Exhibit 99.2

Exhibit 99.1: Annexure-A1 and A2 for the sale of shares and amalgamation respectively.

Exhibit 99.2: Annexure -B1 and B2 for amalgamation and acquisition of shares respectively

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021	VEDANTA LIMITED
	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer